UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015 (Unaudited) (FROM APRIL 1, 2015 TO JUNE 30, 2015) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015 (Unaudited)

(FROM APRIL 1, 2015 TO JUNE 30, 2015)

CONSOLIDATED

Released on August 7, 2015

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2015 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the three months ended June 30
	2014	2015
Net sales	¥240,188	¥285,041
Operating income	25,035	31,061
Income before income taxes	24,454	32,705
Net income attributable to Nidec Corporation	¥17,573	¥24,196
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥63.72	¥81.99
Earnings per share – diluted	¥59.76	¥81.08

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the three months ended June 30
	2014	2015

Consolidated net income	¥18,285	¥24,600
Other comprehensive income (loss), net of tax	(7,835)	10,918
Total comprehensive income (loss)	10,450	35,518
Less: Comprehensive (income) loss attributable to noncontrolling interests	(531)	(378)
Comprehensive income (loss) attributable to Nidec Corporation	¥9,919	¥35,140

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2015
	March 31	June 30
Current assets	¥730,514	¥760,684
Investments	23,683	22,275
Property, plant, equipment and others	600,942	620,553
Total assets	1,355,139	1,403,512

Current liabilities	364,149	380,220
Long-term liabilities	237,692	238,645
Total liabilities	601,841	618,865
Total Nidec Corporation shareholders’ equity	745,171	776,209
Noncontrolling interests	8,127	8,438
Total liabilities and equity	¥1,355,139	¥1,403,512

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the three months ended June 30
	2014	2015
Net cash provided by operating activities	¥22,023	¥21,164
Net cash used in investing activities	(13,227)	(23,940)
Net cash (used in) provided by financing activities	(3,196)	700
Effect of exchange rate changes on cash and cash equivalents	(3,505)	4,002
Net increase in cash and cash equivalents	2,095	1,926
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥249,835	¥271,828

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended June 30
	2014	2015	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥45,840	¥49,940	¥4,100	8.9
Other small precision motors	44,049	54,118	10,069	22.9
Sub-total	89,889	104,058	14,169	15.8
Automotive, appliance, commercial and industrial products	110,244	137,317	27,073	24.6
Machinery	22,279	26,652	4,373	19.6
Electronic and optical components	16,169	15,823	(346)	(2.1)
Others	1,607	1,191	(416)	(25.9)
Consolidated total	¥240,188	¥285,041	¥44,853	18.7

Our net sales increased ¥44,853 million, or 18.7%, from ¥240,188 million for the three months ended June 30, 2014 to ¥285,041 million for the three months ended June 30, 2015. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and the net sales at newly consolidated subsidiaries (the “Newly Consolidated Subsidiaries”), which consist of:

•

Nidec GPM GmbH and its subsidiaries, a German manufacturer of oil pumps and modules for passenger cars and commercial vehicles, which we acquired in February 2015.

Excluding the impact of the Newly Consolidated Subsidiaries, our net sales increased ¥33,111 million, or 13.8%, from ¥240,188 million for the three months ended June 30, 2014 to ¥273,299 million for the three months ended June 30, 2015.

The average exchange rate between the Japanese yen and the U.S. dollar for the three months ended June 30, 2015 was ¥121.36 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 19%, compared to the three months ended June 30, 2014. The average exchange rate between the Japanese yen and the Euro for the three months ended June 30, 2015 was ¥134.16 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4%, compared to the three months ended June 30, 2014. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥30,500 million and a positive effect on our operating income of approximately ¥3,500 million for the three months ended June 30, 2015 compared to the three months ended June 30, 2014.

(Small precision motors)

Net sales of small precision motors increased ¥14,169 million, or 15.8%, from ¥89,889 million for the three months ended June 30, 2014 to ¥104,058 million for the three months ended June 30, 2015. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥14,600 million for the three months ended June 30, 2015 compared to the three months ended June 30, 2014. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors increased ¥4,100 million, or 8.9%, from ¥45,840 million for the three months ended June 30, 2014 to ¥49,940 million for the three months ended June 30, 2015. The number of units sold of small precision motors for hard disk drives for the three months ended June 30, 2015 decreased approximately 12% compared to the three months ended June 30, 2014. While the hard disk drive market for the fiscal year ending March 31, 2016 is expected to weaken compared to the fiscal year ended March 31, 2015, our market share is estimated to increase.

Net sales of hard disk drives spindle motors accounted for 19.1% of total net sales for the three months ended June 30, 2014 and 17.5% of total net sales for the three months ended June 30, 2015.

Other small precision motors

Net sales of other small precision motors increased ¥10,069 million, or 22.9%, from ¥44,049 million for the three months ended June 30, 2014 to ¥54,118 million for the three months ended June 30, 2015. This increase was mainly due to increases in sales of brushless DC motors, brushless DC fans and other small motors.

Net sales of other small precision motors accounted for 18.3% of total net sales for the three months ended June 30, 2014 and 19.0% of total net sales for the three months ended June 30, 2015.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥27,073 million, or 24.6%, from ¥110,244 million for the three months ended June 30, 2014 to ¥137,317 million for the three months ended June 30, 2015.

Net sales of appliance, commercial and industrial products for the three months ended June 30, 2015 increased 12.5% compared to the three months ended June 30, 2014. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) at the Nidec Motor group and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the three months ended June 30, 2015 increased 40.9% compared to the three months ended June 30, 2014 primarily due to the contribution of the Newly Consolidated Subsidiaries and the depreciation of the Japanese yen against the U.S. dollar in addition to the increase in sales for products relating to advanced driver assistance systems at the Nidec Elesys group.

Net sales of automotive, appliance, commercial and industrial products accounted for 45.9% of our total net sales for the three months ended June 30, 2014 and 48.2% of total net sales for the three months ended June 30, 2015.

(Machinery)

Net sales of our machinery increased ¥4,373 million, or 19.6%, from ¥22,279 million for the three months ended June 30, 2014 to ¥26,652 million for the three months ended June 30, 2015. The increase in net sales for the three months ended June 30, 2015 was mainly due to increases in sales of LCD panel handling robots at the Nidec Sankyo group.

Net sales of machinery accounted for 9.3% of our total net sales for the three months ended June 30, 2014 and 9.4% of total net sales for the three months ended June 30, 2015.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥346 million, or 2.1%, from ¥16,169 million for the three months ended June 30, 2014 to ¥15,823 million for the three months ended June 30, 2015. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Net sales of electronic and optical components accounted for 6.7% of our total net sales for the three months ended June 30, 2014 and 5.5% of total net sales for the three months ended June 30, 2015.

(Others)

Net sales of our other products decreased ¥416 million, or 25.9%, from ¥1,607 million for the three months ended June 30, 2014 to ¥1,191 million for the three months ended June 30, 2015.

Net sales of other products accounted for 0.7% of total net sales for the three months ended June 30, 2014 and 0.4% of total net sales for the three months ended June 30, 2015.

Cost of Products Sold

Our cost of products sold increased ¥36,701 million, or 20.0%, from ¥183,734 million for the three months ended June 30, 2014 to ¥220,435 million for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our cost of products sold increased ¥27,145 million, or 14.8%, from ¥183,734 million for the three months ended June 30, 2014 to ¥210,879 million for the three months ended June 30, 2015. This increase was mainly due to the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold increased from 76.5% for the three months ended June 30, 2014 to 77.3% for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold increased from 76.5% for the three months ended June 30, 2014 to 77.2% for the three months ended June 30, 2015.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,244 million, or 6.0%, from ¥20,644 million for the three months ended June 30, 2014 to ¥21,888 million for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥769 million, or 3.7%, from ¥20,644 million for the three months ended June 30, 2014 to ¥21,413 million for the three months ended June 30, 2015. This increase was mainly due to higher personnel expenses resulting from the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.6% for the three months ended June 30, 2014 to 7.7% for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 8.6% for the three months ended June 30, 2014 to 7.8% for the three months ended June 30, 2015.

Research and Development Expenses

Our research and development expenses increased ¥882 million, or 8.2%, from ¥10,775 million for the three months ended June 30, 2014 to ¥11,657 million for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥610 million, or 5.7%, from ¥10,775 million for the three months ended June 30, 2014 to ¥11,385 million for the three months ended June 30, 2015. This increase was mainly due to our increased spending in research and development activities relating to products in the small precision motors category and increased basic research expenses at Nidec Corporation.

As a percentage of net sales, our research and development expenses decreased from 4.5 % for the three months ended June 30, 2014 to 4.1% for the three months ended June 30, 2015. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses decreased from 4.5% for the three months ended June 30, 2014 to 4.2% for the three months ended June 30, 2015.

Operating Income

As a result of the foregoing, our operating income increased ¥6,026 million, or 24.1%, from ¥25,035 million for the three months ended June 30, 2014 to ¥31,061 million for the three months ended June 30, 2015.

As a percentage of net sales, our operating income increased from 10.4% for the three months ended June 30, 2014 to 10.9% for the three months ended June 30, 2015.

Other Income (Expense)

We had other income of ¥1,644 million for the three months ended June 30, 2015 compared to other expense of ¥581 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, we had other income of ¥1,742 million for the three months ended June 30, 2015 compared to other expense of ¥581 million for the three months ended June 30, 2014. This improvement was mainly due to an increase in foreign exchange gain and a gain from marketable securities.

We had foreign exchange gain of ¥1,557 million for the three months ended June 30, 2015 compared to foreign exchange loss of ¥326 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, we had foreign exchange gain of ¥1,631 million for the three months ended June 30, 2015 compared to foreign exchange loss of ¥326 million for the three months ended June 30, 2015. This improvement was mainly due to the depreciation in the value of the Japanese yen against the relevant foreign currencies.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar, between the Japanese yen and the Euro and between the Japanese yen and the Thai baht as of the dates indicated:

Currency	March 31, 2014	June 30, 2014	Fluctuation from March 31, 2014 to June 30, 2014	March 31, 2015	June 30, 2015	Fluctuation from March 31, 2015 to June 30, 2015
U.S. Dollar ($1.00)	¥102.92	¥101.36	¥(1.56)	¥120.17	¥122.45	¥2.28
Euro (€1.00)	¥141.65	¥138.31	¥(3.34)	¥130.32	¥137.23	¥6.91
Thai baht (฿1.00)	¥3.17	¥3.12	¥(0.05)	¥3.70	¥3.62	¥(0.08)

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥8,251 million, or 33.7%, from ¥24,454 million for the three months ended June 30, 2014 to ¥32,705 million for the three months ended June 30, 2015.

As a percentage of net sales, our income before income taxes increased from 10.2% for the three months ended June 30, 2014 to 11.5% for the three months ended June 30, 2015.

Income Taxes

Our income taxes increased ¥1,937 million, or 31.4%, from ¥6,173 million for the three months ended June 30, 2014 to ¥8,110 million for the three months ended June 30, 2015. This increase was primarily due to the increases in income before income taxes.

The effective income tax rate decreased approximately 0.4 percentage points from 25.2% for the three months ended June 30, 2014 to 24.8% for the three months ended June 30, 2015.

For more information, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies increased ¥1 million from ¥4 million for the three months ended June 30, 2014 to ¥5 million for the three months ended June 30, 2015.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥6,315 million, or 34.5%, from ¥18,285 million for the three months ended June 30, 2014 to ¥24,600 million for the three months ended June 30, 2015.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests decreased ¥308 million, or 43.3%, from ¥712 million for the three months ended June 30, 2014 to ¥404 million for the three months ended June 30, 2015. This decrease primarily resulted from the share exchange transactions through which we made certain consolidated subsidiaries our wholly owned subsidiaries. Specifically, in October 2014, we made Nidec Copal Electronics Corporation and Nidec-Read Corporation wholly owned subsidiaries.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥6,623 million, or 37.7%, from ¥17,573 million for the three months ended June 30, 2014 to ¥24,196 million for the three months ended June 30, 2015.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 7.3% for the three months ended June 30, 2014 to 8.5% for the three months ended June 30, 2015.

Segment Information

Based on the applicable criteria set forth in ASC 280, “Segment Reporting,” we have 9 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment, and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2014, and 2015.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K), Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2014 and 2015. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2014 and 2015:

	Yen in millions
	For the three months ended June 30
	2014	2015
Nidec Corporation
Net sales to external customers	¥6,655	¥7,419
Net sales to other operating segments	34,529	37,906
Sub total	41,184	45,325
Nidec Electronics (Thailand)
Net sales to external customers	15,692	20,015
Net sales to other operating segments	11,520	11,511
Sub total	27,212	31,526
Nidec Singapore
Net sales to external customers	14,656	15,996
Net sales to other operating segments	168	228
Sub total	14,824	16,224
Nidec (H.K.)
Net sales to external customers	18,742	20,153
Net sales to other operating segments	344	394
Sub total	19,086	20,547
Nidec Sankyo
Net sales to external customers	26,368	31,985
Net sales to other operating segments	69	71
Sub total	26,437	32,056
Nidec Copal
Net sales to external customers	10,033	11,213
Net sales to other operating segments	558	1,712
Sub total	10,591	12,925
Nidec Techno Motor
Net sales to external customers	15,952	16,545
Net sales to other operating segments	1,026	937
Sub total	16,978	17,482
Nidec Motor
Net sales to external customers	46,383	54,734
Net sales to other operating segments	31	320
Sub total	46,414	55,054
Nidec Motors & Actuators
Net sales to external customers	40,966	59,459
Net sales to other operating segments	5,029	6,030
Sub total	45,995	65,489
All Others
Net sales to external customers	44,564	47,798
Net sales to other operating segments	29,845	35,815
Sub total	74,409	83,613
Total
Net sales to external customers	240,011	285,317
Net sales to other operating segments	83,119	94,924
Adjustments (*)	177	(276)
Intersegment elimination	(83,119)	(94,924)
Consolidated total (net sales)	¥240,188	¥285,041

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the three months ended June 30
	2014	2015
Operating income or loss:
Nidec Corporation	¥3,433	¥3,216
Nidec Electronics (Thailand)	3,463	3,544
Nidec Singapore	282	256
Nidec (H.K.)	126	157
Nidec Sankyo	2,664	3,836
Nidec Copal	(263)	781
Nidec Techno Motor	2,314	1,554
Nidec Motor	3,001	4,122
Nidec Motors & Actuators	3,854	5,692
All Others	7,898	8,907
Total	26,772	32,065
Adjustments (*)	(1,737)	(1,004)
Consolidated total	¥25,035	¥31,061

(*) See Note 15 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥4,141 million, or 10.1%, from ¥41,184 million for the three months ended June 30, 2014 to ¥45,325 million for the three months ended June 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar and an increase in demand for DC motors and electric power steering, despite the negative effect of the appreciation of the Japanese yen against the Euro. Net sales to external customers of Nidec Corporation increased ¥764 million, or 11.5%, from ¥6,655 million for the three months ended June 30, 2014 to ¥7,419 million for the three months ended June 30, 2015. However, operating income of Nidec Corporation decreased ¥217 million, or 6.3%, from ¥3,433 million for the three months ended June 30, 2014 to ¥3,216 million for the three months ended June 30, 2015. This decrease was primarily due to an increase in the cost of products sold with respect to electronic power steering products resulting from the negative effect of the depreciation of the Japanese yen against the U.S. dollar, in addition to an increase in personnel expenses.

Net sales of Nidec Electronics (Thailand) increased ¥4,314 million, or 15.9%, from ¥27,212 million for the three months ended June 30, 2014 to ¥31,526 million for the three months ended June 30, 2015. This increase was primarily due to the positive effect of the depreciation of Thai baht against the U.S. dollar and of the depreciation of Japanese yen against the Thai baht and an increase in the average selling price resulting from changes in the product mix. Operating income of Nidec Electronics (Thailand) increased ¥81 million, or 2.3%, from ¥3,463 million for the three months ended June 30, 2014 to ¥3,544 million for the three months ended June 30, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Singapore increased ¥1,400 million, or 9.4%, from ¥14,824 million for the three months ended June 30, 2014 to ¥16,224 million for the three months ended June 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in demand for hard disk drives spindle motors from major customers. However, operating income of Nidec Singapore decreased ¥26 million, or 9.2%, from ¥282 million for the three months ended June 30, 2014 to ¥256 million for the three months ended June 30, 2015. This decrease was primarily due to the negative impact of changes in the product mix of hard disk drives spindle motors.

Net sales of Nidec (H.K.) increased ¥1,461 million, or 7.7%, from ¥19,086 million for the three months ended June 30, 2014 to ¥20,547 million for the three months ended June 30, 2015. This increase was primarily due to the positive effects of the depreciation of the Japanese yen against the Hong Kong dollar and the Chinese yuan and an increase in sales amounts of DC motors, despite a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (H.K.) increased ¥31 million, or 24.6%, from ¥126 million for the three months ended June 30, 2014 to ¥157 million for the three months ended June 30, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Sankyo increased ¥5,619 million, or 21.3%, from ¥26,437 million for the three months ended June 30, 2014 to ¥32,056 million for the three months ended June 30, 2015. This increase was primarily due to an increase in sales of LCD panel handling robots and the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Sankyo increased ¥1,172 million, or 44.0%, from ¥2,664 million for the three months ended June 30, 2014 to ¥3,836 million for the three months ended June 30, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

Net sales of Nidec Copal increased ¥2,334 million, or 22.0%, from ¥10,591 million for the three months ended June 30, 2014 to ¥12,925 million for the three months ended June 30, 2015. This increase was primarily due to an increase in sales of vibration motors and the depreciation of the Japanese yen against the U.S. dollar, despite a decrease in sales of components for compact digital cameras. Nidec Copal recorded operating income of ¥781 million for the three months ended June 30, 2015, compared to operating loss of ¥263 million for the three months ended June 30, 2014. This improvement was primarily due to our efforts to lower fixed costs and the positive effect of changes in the product mix, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥504 million, or 3.0%, from ¥16,978 million for the three months ended June 30, 2014 to ¥17,482 million for the three months ended June 30, 2015. This increase was primarily due to the depreciation of the Japanese yen against the Chinese yuan, despite a decrease in demand for motors for air conditioning equipment in Asia. However operating income of Nidec Techno Motor decreased ¥760 million, or 32.8%, from ¥2,314 million for the three months ended June 30, 2014 to ¥1,554 million for the three months ended June 30, 2015. This decrease was primarily due to the higher ratio of fixed costs to net sales resulting from the decrease in demand.

Net sales of Nidec Motor increased ¥8,640 million or 18.6%, from ¥46,414 million for the three months ended June 30, 2014 to ¥55,054 million for the three months ended June 30, 2015. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Motor increased ¥1,121 million, or 37.4%, from ¥3,001 million for the three months ended June 30, 2014 to ¥4,122 million for the three months ended June 30, 2015. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥19,494 million or 42.4%, from ¥45,995 million for the three months ended June 30, 2014 to ¥65,489 million for the three months ended June 30, 2015. This increase was primarily due to the contribution of Nidec GPM group which has been newly consolidated since February 2015, the increase in sales of products relating to advanced driver assistance systems and the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥1,838 million, or 47.7%, from ¥3,854 million for the three months ended June 30, 2014 to ¥5,692 million for the three months ended June 30, 2015. This increase was primarily due to our efforts to reduce cost of products sold, in addition to the increase in sales.

With respect to the All Others segment, net sales increased ¥9,204 million, or 12.4%, from ¥74,409 million for the three months ended June 30, 2014 to ¥83,613 million for the three months ended June 30, 2015. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income increased ¥1,009 million, or 12.8%, from ¥7,898 million for the three months ended June 30, 2014 to ¥8,907 million for the three months ended June 30, 2015. This increase was primarily due to the increase in sales.

Accounting Standards

We are considering adopting International Financial Reporting Standards (“IFRS”) from the year ending March 31, 2017 to strengthen and improve the efficiency of financial reporting. We are currently evaluating the details of, and timeline for, the transition.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2015 and June 30, 2015, affected by factors such as sales growth and fluctuations in foreign exchange, our working capital increased from ¥366,365 million to ¥380,464 million, as discussed in more detail below. In an effort to efficiently use our working cash reserves, we continue to make effective use of our cash management systems that we established on a region-by-region basis, where cash is managed and shared among our subsidiaries in each region, including Japan, China and other countries. In addition, we implemented our cash management systems in the previous year to share cash among subsidiaries in the United States and accommodate cash needs between our U.S. and Japanese group companies.

We had cash and cash equivalents of ¥271,828 million as of June 30, 2015, compared to ¥269,902 million as of March 31, 2015. As of June 30, 2015, approximately 89% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows from operating activities, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock. As of June 30, 2015, we had ¥198,457 million of trade notes and accounts payable, ¥78,255 million of short-term borrowings, and ¥211,885 million of long-term debt, including the current portion of long-term debt.

In the three months ended June 30, 2015, we acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery, with focus areas of remanufacturing and refurbishment, from each of its founding family members. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

Our short-term borrowings, consisting of bank loans, was ¥78,255 million as of June 30, 2015, an increase of ¥25,854 million from ¥52,401 million as of March 31, 2015. This increase was mainly due to an increase in Japanese yen-denominated, U.S. dollar-denominated and Euro-denominated borrowings to meet some of our Japanese yen, U.S. dollar and Euro funding needs. The short-term borrowings as of June 30, 2015 consisted of borrowings denominated in Japanese yen, U.S. dollar and Euro. We had no commercial paper outstanding as of June 30, 2015.

Our current portion of long-term debt was ¥28,171 million as of June 30, 2015, a decrease of ¥17,314 million from ¥45,485 million as of March 31, 2015. This decrease was mainly due to repayment of the current portion of U.S. dollar-denominated bank loans, and the partial exercise of stock acquisition rights of zero coupon euro yen convertible bonds during the three months ended June 30, 2015. The current portion of long-term debt as of June 30, 2015 consisted of the approximately ¥14,000 million aggregate outstanding principal amount of convertible bonds and the current portion of the U.S. dollar-denominated bank loans we obtained in December 2012 under a special government program, as further described below.

Our long-term debt was ¥183,714 million as of June 30, 2015, a decrease of ¥898 million from ¥184,612 million as of March 31, 2015. The long-term debt as of June 30, 2015 consisted of ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, as described below, ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012, as described below, and the borrowings from banks denominated in yen.

In December 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which had been implemented previously in response to the appreciation of the Japanese yen against other currencies. As of June 30, 2015, we had $83 million of loans outstanding under the program, which were recorded in current portion of long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and to further diversify our funding sources and improve our financial stability. To date, we have not issued any bonds under this shelf registration statement. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this funding approach, we seek to lower our financing costs, maintain sufficient lines of credit and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2015 and January 26, 2016. We did not repurchase any shares under the plan between April 1, 2015 and June 30, 2015.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥48,373 million, or 3.6%, from ¥1,355,139 million as of March 31, 2015 to ¥1,403,512 million as of June 30, 2015. The increase in total assets of ¥48,373 million was primarily due to an increase in trade accounts receivable of ¥17,423 million and an increase in inventories of ¥8,392 million as a result of depreciation of the Japanese yen and increase in sales, and an increase in property, plant and equipment of ¥15,103 million as a result of the depreciation of the Japanese yen and expansion of investment for facilities.

Our total liabilities increased ¥17,024 million, or 2.8%, from ¥601,841 million as of March 31, 2015 to ¥618,865 million as of June 30, 2015. The increase in total liabilities of ¥17,024 million was due to an increase in short-term borrowings of ¥25,854 million primarily because we obtained Japanese yen, U.S. dollar and Euro funds in the three months ended June 30, 2015. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥18,212 million, due to the partial repayments on the U.S. dollar-denominated bank loans under the JBIC program and the partial exercise of stock acquisition rights of zero coupon euro yen convertible bonds during the three months ended June 30, 2015.

Our working capital, defined as current assets less current liabilities, increased ¥14,099 million from ¥366,365 million as of March 31, 2015 to ¥380,464 million as of June 30,2015.

Our total Nidec Corporation shareholders’ equity increased ¥31,038 million, or 4.2%, from ¥745,171 million as of March 31, 2015 to ¥776,209 million as of June 30, 2015. This increase was primarily due to an increase in retained earnings of ¥12,432 million, and an increase in positive foreign currency translation adjustments of ¥11,437 million, which reflected the depreciation of the Japanese yen against other currencies. The ratio of Nidec Corporation shareholders’ equity to total assets was 55.3% as of June 30, 2015 compared to 55.0% as of March 31, 2015.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities decreased ¥859 million from ¥22,023 million for the three months ended June 30, 2014 to ¥21,164 million for the three months ended June 30, 2015. The decrease in net cash provided by operating activities was primarily due to larger net negative adjustments of ¥10,366 million for changes in operating assets and liabilities, partially offset by the increase in consolidated net income of ¥6,315 million.

For the three months ended June 30, 2015, we had ¥21,164 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥24,600 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥23,464 million, which consisted of an increase in operating assets of ¥21,557 million and a decrease in operating liabilities of ¥1,907 million. Operating assets increased primarily due to an increase in sales as of June 30, 2015 compared to March 31, 2015.

For the three months ended June 30, 2014, we had ¥22,023 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥18,285 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥13,098 million, which consisted of an increase in operating assets of ¥16,295 million and an increase in operating liabilities of ¥3,197 million.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥10,713 million from ¥13,227 million for the three months ended June 30, 2014 to ¥23,940 million for the three months ended June 30, 2015. The increase in net cash used in investing activities was primarily due to an increase in additions to property, plant and equipment of ¥7,871 million and an increase in acquisitions of business, net of cash acquired of ¥2,244 million.

For the three months ended June 30, 2015, we had ¥23,940 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥21,295 million.

For the three months ended June 30, 2014, we had ¥13,227 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥13,424 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥700 million for the three months ended June 30, 2015, while net cash used in financing activities was ¥3,196 million for the three months ended June 30, 2014.

For the three months ended June 30, 2015, we had ¥700 million of net cash inflows from financing activities due to an increase in short-term borrowings of ¥23,643 million partially offset by dividends paid to shareholders of Nidec Corporation of ¥11,764 million and repayments of long-term debt of ¥10,990 million .

For the three months ended June 30, 2014, we had ¥3,196 million of net cash outflows from financing activities due to repayments of long-term debt of ¥9,021 million and dividends paid to shareholders of Nidec Corporation of ¥7,585 million partially offset by an increase in short-term borrowings of ¥13,863 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥1,926 million from ¥269,902 million as of March 31, 2015 to ¥271,828 million as of June 30, 2015. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2015	June 30, 2015
Current assets:
Cash and cash equivalents	¥269,902	¥271,828
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥830 million on March 31, 2015 and ¥847 million on June 30, 2015
Notes	15,221	18,114
Accounts	222,396	239,819
Inventories
Finished goods	75,423	79,763
Raw materials	51,172	53,193
Work in progress	39,309	41,102
Supplies and other	5,107	5,345
Other current assets	51,984	51,520
Total current assets	730,514	760,684

Marketable securities and other securities investments	21,516	20,574
Investments in and advances to affiliated companies	2,167	1,701
	23,683	22,275
Property, plant and equipment:
Land	47,377	47,873
Buildings	190,330	197,526
Machinery and equipment	426,352	443,151
Construction in progress	33,830	37,423
	697,889	725,973
Less - Accumulated depreciation	(358,911)	(371,892)
	338,978	354,081
Goodwill	172,430	175,151
Other non-current assets, net of allowance for doubtful accounts of ¥465 million on March 31, 2015 and ¥466 million on June 30, 2015	89,534	91,321
Total assets	¥1,355,139	¥1,403,512

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2015	June 30, 2015
Current liabilities:
Short-term borrowings	¥52,401	¥78,255
Current portion of long-term debt	45,485	28,171
Trade notes and accounts payable	194,998	198,457
Accrued expenses	33,375	36,071
Other current liabilities	37,890	39,266
Total current liabilities	364,149	380,220

Long-term liabilities:
Long-term debt	184,612	183,714
Accrued pension and severance costs	19,576	19,953
Other long-term liabilities	33,504	34,978
Total long-term liabilities	237,692	238,645

Contingencies (Note 12)
Equity:
Common stock authorized: 960,000,000 shares issued: 294,108,416 shares on March 31, 2015 and 295,550,537 shares on June 30, 2015	77,071	80,901
Additional paid-in capital	105,459	109,291
Retained earnings	427,842	440,274
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	131,330	142,767
Net unrealized gains and losses on securities	7,412	7,029
Net gains and losses on derivative instruments	(1,072)	(1,071)
Pension liability adjustments	(2,844)	(2,955)

Treasury stock, at cost: 9,636 shares on March 31, 2015 and 9,600 shares on June 30, 2015	(27)	(27)
Total Nidec Corporation shareholders’ equity	745,171	776,209
Noncontrolling interests	8,127	8,438
Total equity	753,298	784,647
Total liabilities and equity	¥1,355,139	¥1,403,512

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2014	2015

Net sales	¥240,188	¥285,041
Operating expenses:
Cost of products sold	183,734	220,435
Selling, general and administrative expenses	20,644	21,888
Research and development expenses	10,775	11,657
	215,153	253,980
Operating income	25,035	31,061
Other income (expense):
Interest and dividend income	561	485
Interest expense	(397)	(346)
Foreign exchange (loss) gain, net	(326)	1,557
(Loss) gain on marketable securities, net	(0)	736
Other, net	(419)	(788)
	(581)	1,644
Income before income taxes	24,454	32,705
Income taxes	(6,173)	(8,110)
Equity in net income of affiliated companies	4	5
Consolidated net income	18,285	24,600
Less: Net income attributable to noncontrolling interests	(712)	(404)
Net income attributable to Nidec Corporation	¥17,573	¥24,196

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	63.72	81.99
Diluted	59.76	81.08
Cash dividends paid	¥27.50	¥40.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2014	2015

Consolidated net income	¥18,285	¥24,600
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(8,690)	11,423
Net unrealized gains and losses on securities	681	(383)
Net gains and losses on derivative instruments	192	1
Pension liability adjustments	(18)	(123)
Total	(7,835)	10,918
Total comprehensive income (loss)	10,450	35,518
Less: Comprehensive (income) loss attributable to noncontrolling interests	(531)	(378)
Comprehensive income (loss) attributable to Nidec Corporation	¥9,919	¥35,140

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2014	2015

Cash flows from operating activities:
Consolidated net income	¥18,285	¥24,600
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,517	15,179
Gain from marketable securities, net	0	(736)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(282)	10
Deferred income taxes	1,261	3,171
Equity in net income of affiliated companies	(4)	(5)
Foreign currency adjustments	327	(671)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(11,045)	(15,496)
Increase in inventories	(5,250)	(6,061)
Increase in notes and accounts payable	3,137	621
Increase (decrease) in accrued income taxes	60	(2,528)
Other	3,017	3,080
Net cash provided by operating activities	22,023	21,164

Cash flows from investing activities:
Additions to property, plant and equipment	(13,424)	(21,295)
Proceeds from sales of property, plant and equipment	1,106	503
Proceeds from sales or redemption of marketable securities	-	1,012
Acquisitions of business, net of cash acquired	-	(2,244)
Other	(909)	(1,916)
Net cash used in investing activities	(13,227)	(23,940)

Cash flows from financing activities:
Increase in short-term borrowings	13,863	23,643
Repayments of long-term debt	(9,021)	(10,990)
Purchases of treasury stock	(23)	(13)
Payments for additional investments in subsidiaries	-	(36)
Dividends paid to shareholders of Nidec Corporation	(7,585)	(11,764)
Other	(430)	(140)
Net cash (used in) provided by financing activities	(3,196)	700

Effect of exchange rate changes on cash and cash equivalents	(3,505)	4,002
Net increase in cash and cash equivalents	2,095	1,926
Cash and cash equivalents at beginning of period	247,740	269,902
Cash and cash equivalents at end of period	¥249,835	¥271,828

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2015 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2015, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2015, included on Form 20-F.

Certain reclassifications and retrospective adjustment in the consolidated statements of income for three months ended June 30, 2014 and the consolidated statements of cash flows for the three months ended June 30, 2014 have been made to conform to the presentation used for the three months ended June 30, 2015.

Pursuant to ASC 805 “Business Combinations,” valuation of the fair values of the assets acquired and the liabilities assumed involves retrospective adjustment of the previous year’s consolidated financial statements. For more information see Note 3.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205“Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Recent Accounting Pronouncements to be adopted in future periods

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. As a result of the FASB’s decision in July 2015 to defer the effective dates of the new standard by one year, the new standard is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted but not before the original effective date of December 15, 2016. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

3. Acquisitions

On May 15, 2015, NIDEC acquired all of the voting rights in Motortecnica s.r.l., an Italian company, which consists of design, manufacturing, repair, maintenance and servicing of electrical rotating machinery for cash of ¥1,897 million from its founding family, in order to strengthen its service business and expand in the generators market. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On June 2, 2015, NIDEC additionally acquired a certain amount of the voting rights in Sejin Electron (HK), a Chinese company, which consists of manufacture and marketing of automotive parts and appliance motors for cash of ¥424 million from Sejin Electron Inc., in order to strengthen its manufacturing capacity and expand in the automotive and appliance market. As a result of the acquisition, its voting rights in Sejin Electron (HK) increased from 50.0% to 100.0%. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect its valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation in the fiscal year ended March 31, 2014. During the three months ended December 31, 2014, NIDEC completed its valuation of such assets and liabilities of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation.

The effects of the adjustments for the consolidated statement of income for the three months ended June 30, 2014 were as follows:

Operating income ¥(517) million, income before income taxes ¥(517) million and net income attributable to Nidec Corporation ¥(344) million.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) on February 2, 2015 and Motortecnica s.r.l on May 15, 2015. These assets and liabilities have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of March 31, 2015. NIDEC continues to gather information to evaluate primarily inventories, property, plant and equipment and intangible assets that NIDEC has acquired.

4. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the three months ended June 30, 2015 are as follows:

Yen in millions
Balance as of April 1, 2015
Goodwill	¥172,430

Acquisition	795
Translation adjustments and Others	1,926

Balance as of June 30, 2015
Goodwill	¥ 175,151

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥12,465	¥3,467	¥8,998
Customer relationships	55,219	13,919	41,300
Software	21,659	10,979	10,680
Other	7,608	3,734	3,874
Total	¥96,951	¥32,099	¥64,852

	Yen in millions
	June 30, 2015
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥ 12,974	¥ 3,838	¥ 9,136
Customer relationships	56,510	15,224	41,286
Software	22,036	11,017	11,019
Other	7,914	3,933	3,981
Total	¥ 99,434	¥ 34,012	¥ 65,422

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Total amortization of intangible assets for the years ended March 31, 2015 and for the three months ended June 30, 2015 amounted to ¥7,173 million and ¥1,942 million, respectively.

Total indefinite lived intangible assets amounted to ¥9,106 million and ¥9,276 million as of March 31 and June 30, 2015, respectively.

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,630	¥11,423	¥-	¥19,053
Debt securities	330	-	-	330

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,360	¥11,425	¥-	¥19,785

Securities not practicable to estimate fair value
Equity securities	¥1,733

	Yen in millions
	June 30, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,374	¥10,726	¥-	¥18,100
Debt securities	323	-	-	323

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,097	¥10,728	¥-	¥18,825

Securities not practicable to estimate fair value
Equity securities	¥1,751

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥383 million during the three months ended June 30, 2015, and increased by ¥3,227 million during the year ended March 31, 2015.

There were no material proceeds, gains or losses from sales or redemption of marketable securities to be disclosed during the three months ended June 30, 2014.

Proceeds from sales or redemption of marketable securities were ¥1,012 million for the three months ended June 30, 2015. On those sales or redemption, gross realized gains were ¥736 million and gross realized losses did not occur for the three months ended June 30, 2015.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

There were no amounts of NIDEC’s investment securities that have been in continuous unrealized loss position for the year ended March 31, 2015 and for the three months ended June 30, 2015.

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. However, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

As of June 30, 2015 and March 31, 2015, held-to-maturity securities of ¥400 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2014 and 2015 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2014:
Balance at March 31, 2014	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income	17,573	712	18,285
Other comprehensive income (loss):
Foreign currency translation adjustments	(8,496)	(194)	(8,690)
Net unrealized gains and losses on securities	668	13	681
Net gains and losses on derivative instruments	192	-	192
Pension liability adjustments	(18)	0	(18)
Total other comprehensive income (loss)	(7,654)	(181)	(7,835)
Total comprehensive income (loss)	9,919	531	10,450
Purchase of treasury stock	(23)	-	(23)
Dividends paid to shareholders of Nidec Corporation	(7,585)	-	(7,585)
Dividends paid to noncontrolling interests	-	(292)	(292)
Capital transaction with consolidated subsidiaries and other	-	(25)	(25)
Balance at June 30, 2014	¥520,282	¥23,036	¥543,318

For the three months ended June 30, 2015:
Balance at March 31, 2015	¥745,171	¥8,127	¥753,298
Comprehensive income (loss):
Net income	24,196	404	24,600
Other comprehensive income (loss):
Foreign currency translation adjustments	11,437	(14)	11,423
Net unrealized gains and losses on securities	(383)	-	(383)
Net gains and losses on derivative instruments	1	-	1
Pension liability adjustments	(111)	(12)	(123)
Total other comprehensive income (loss)	10,944	(26)	10,918
Total comprehensive income (loss)	35,140	378	35,518
Conversion of convertible bond	7,633	-	7,633
Purchase of treasury stock	(13)	-	(13)
Dividends paid to shareholders of Nidec Corporation	(11,764)	-	(11,764)
Dividends paid to noncontrolling interests	-	(1)	(1)
Capital transaction with consolidated subsidiaries and other	42	(66)	(24)
Balance at June 30, 2015	¥776,209	¥8,438	¥784,647

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Net unrealized gains (losses) from securities	Net gains (losses) from derivative instruments	Pension liability adjustments	Total
For the three months ended June 30, 2014:
Balance at March 31, 2014	54,540	4,185	(24)	(323)	58,378
Other comprehensive income (loss) before reclassifications	(8,552)	668	251	1	(7,632)
Amounts reclassified from accumulated other comprehensive income (loss)	56	-	(59)	(19)	(22)
Net change during the current period other comprehensive income (loss)	(8,496)	668	192	(18)	(7,654)
Balance at June 30, 2014	46,044	4,853	168	(341)	50,724

For the three months ended June 30, 2015:
Balance at March 31, 2015	131,330	7,412	(1,072)	(2,844)	134,826
Other comprehensive income (loss) before reclassifications	11,563	116	(267)	(111)	11,301
Amounts reclassified from accumulated other comprehensive income (loss)	(126)	(499)	268	0	(357)
Net change during the current period other comprehensive income (loss)	11,437	(383)	1	(111)	10,944
Balance at June 30, 2015	142,767	7,029	(1,071)	(2,955)	145,770

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended June 30, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	-	Gain from marketable securities, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	(95)	Cost of products sold, Interest expense
	36	Income taxes
	(59)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(59)	Net income attributable to Nidec Corporation

Pension liability adjustments	(29)	*2
	10	Income taxes
	(19)	Consolidated net income
	0	Net income attributable to noncontrolling interests
	(19)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(22)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended June 30, 2015:
Foreign currency translation adjustments	(126)	Other, net
	-	Income taxes
	(126)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(126)	Net income attributable to Nidec Corporation

Net unrealized gains (losses) from securities	(736)	Gain from marketable securities, net
	237	Income taxes
	(499)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(499)	Net income attributable to Nidec Corporation

Net gains (losses) from derivative instruments	433	Cost of products sold, Interest expense
	(165)	Income taxes
	268	Consolidated net income
	-	Net income attributable to noncontrolling interests
	268	Net income attributable to Nidec Corporation

Pension liability adjustments	(20)	*2
	8	Income taxes
	(12)	Consolidated net income
	12	Net income attributable to noncontrolling interests
	0	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(357)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Current portion of long-term debt:

Detail of Euro Yen denominated zero coupon convertible bonds due 2015 is as follows;

	Yen in millions
	March 31, 2015	June 30, 2015
Principal amount	¥21,445	¥13,775
Unamortized premium	10	3
Total	¥21,455	¥13,778

The Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date).

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of potential shares based on conversion options associated with the convertible bonds is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular. The number of potential shares based on conversion options associated with the convertible bonds is 2,592,697 as of June 30, 2015.

The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

The bonds decreased ¥7,677 million from ¥21,455 million as of March 31, 2015 to ¥13,778 million as of June 30, 2015 due to exercises of stock acquisition rights relating to convertible bonds, which led to the allocation of treasury stock and issuances of new shares. The exercises of stock acquisition rights are a non-cash financing activity.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2014 and 2015 were as follows:

	Yen in millions
	For the three months ended June 30
	2014	2015
Net periodic pension cost for defined benefit plans:
Service cost	¥381	¥ 435
Interest cost	319	235
Expected return on plan assets	(228)	(298)
Amortization of net actuarial loss	38	51
Amortization of prior service credit	(39)	(42)
Net periodic pension cost for defined benefit plans	471	381
Cost for multiemployer pension plans	43	41
Cost for defined contribution plans	¥666	¥ 846

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the three months ended June 30, 2014 and 2015:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥17,573	275,803	¥63.72
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥17,558	293,825	¥59.76
For the three months ended June 30, 2015:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥24,196	295,107	¥81.99
Effect of dilutive securities: Zero coupon convertible bonds	(2)	3,289
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥24,194	298,396	¥81.08

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

11. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 36.0% and 33.0 % for the three months ended June 30, 2014 and 2015, respectively. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2014	2015
Statutory tax rate	36.0%	33.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.2)	(12.4)
Tax on undistributed earnings	0.9	3.6
Valuation allowance	(0.2)	(0.4)
Liabilities for unrecognized tax benefits	0.2	0.1
Withholding taxes paid to foreign tax jurisdictions	1.8	1.5
Other	0.7	(0.6)
Estimated effective income tax rate	25.2%	24.8%

The effective income tax rate decreased approximately 0.4 percentage points from 25.2% for the three months ended June 30, 2014 to 24.8 % for the three months ended June 30, 2015.

12. Contingencies:

NIDEC has guaranteed approximately ¥362 million of lease contracts for customers in connection with the purchase for NIDEC’s products at June 30, 2015. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥7,547 million as of June 30, 2015, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2015	June 30, 2015
Foreign exchange forward contracts	¥21,746	¥21,360
Interest rate swap agreements	10,014	5,102
Commodity futures	4,929	4,478

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2015	June 30, 2015
Foreign exchange forward contracts	¥1,321	¥1,520

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	June 30, 2015
Foreign exchange forward contracts	Other current assets	¥8	¥34
Commodity futures	Other current assets	47	6

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	June 30, 2015
Foreign exchange forward contracts	Other current liabilities	¥1,584	¥1,589
Interest rate swap agreements	Other current liabilities	12	3
Commodity futures	Other current liabilities	324	332

Derivatives not designated as hedging instruments are as follows:

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2015	June 30, 2015
Foreign exchange forward contracts	Other current liabilities	¥142	¥73

The effect of derivative instruments on the consolidated statements of income for the three months ended June 30, 2014 and 2015

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income (loss)

	Yen in millions
	For the three months ended June 30
	2014	2015
Foreign exchange forward contracts	¥21	¥31
Interest rate swap agreements	0	2
Commodity futures	171	(32)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended June 30
		2014	2015
Foreign exchange forward contracts	Cost of sales	¥80	¥(171)
Interest rate swap agreements	Interest expense	(3)	0
Commodity futures	Cost of sales	(18)	(97)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2015.

A net gain (loss) of ¥ (837) million in accumulated other comprehensive income (loss) at June 30, 2015 is expected to be reclassified into earnings (losses) within the next 12 months.

As of June 30, 2015, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 28 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended June 30
		2014	2015
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥(21)	¥54
Currency option contracts	Foreign exchange gain (loss), net	(1)	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following tables provide information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2015	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥19,383	¥19,053	¥330	-
Derivatives	55	47	8	-
Total assets:	¥19,438	¥19,100	¥338	-
Liabilities:
Derivatives	¥2,062	¥324	¥1,738	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2015	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥18,423	¥18,100	¥323	-
Derivatives	40	6	34	-
Total assets:	¥18,463	¥18,106	¥357	-
Liabilities:
Derivatives	¥1,997	¥332	¥1,665	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 securities are valued using non-active market prices for identical assets.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥269,902	¥269,902
Short-term investments	2	2
Long-term investments	160	160
Short-term loan receivable	171	171
Long-term loan receivable	42	41
Short-term borrowings	(52,401)	(52,401)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(55,161)	(55,099)
Bonds including the current portion	¥(171,455)	¥(183,687)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2015
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥271,828	¥271,828
Short-term investments	36	36
Long-term investments	179	179
Short-term loan receivable	175	175
Long-term loan receivable	37	42
Short-term borrowings	(78,255)	(78,255)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(44,872)	(44,751)
Bonds including the current portion	¥(163,778)	¥(175,183)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from June 30, 2015 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on the quoted market price for NIDEC bond instruments in markets that are not active.

The carrying amounts of “trade notes and accounts receivable” and “trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

15. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2014 and 2015:

	Yen in millions
	For the three months ended June 30
	2014	2015
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥45,840	¥49,940
Other small precision motors	44,049	54,118
Sub-total	89,889	104,058
Automotive, appliance, commercial and industrial products	110,244	137,317
Machinery	22,279	26,652
Electronic and optical components	16,169	15,823
Others	1,607	1,191
Consolidated total	¥240,188	¥285,041

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

NIDEC has changed NIDEC’s segment reporting so that it is in line with the changes NIDEC recently made in NIDEC’s management decision-making process. Since October 2014, the Nidec Tosok group has been included in the Nidec Motors & Actuators segment. In addition, the Nidec Elesys group which was previously included in the All Others segment has been included in the Nidec Motors & Actuators segment. The Nidec Dalian segment is no longer identified as a reportable segment and included in All Others segment due to its immateriality. Furthermore, Corporate, which is composed of basic research expenses and head office expenses, has been regarded as a component of Adjustments. The Nidec GPM group which was newly consolidated since February 2015 has been included in the Nidec Motors & Actuators segment. Since April 2015, the Nidec Philippines segment, the Nidec (Zhejiang) segment, and the Nidec Copal Electronics segment are no longer identified as reportable segments and included in All Others segment due to their immateriality. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended June 30, 2014, and 2015.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in Japan and Asia, which primarily produce and sell automotive products. In addition, the Nidec Tosok group and the Nidec Elesys group are included in this segment since October 2014. This segment also includes the Nidec GPM group which was newly consolidated since February 2015. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec Singapore, Nidec (H.K.), Nidec Motor and Nidec Motors & Actuators. Therefore, NIDEC’s segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. NIDEC’s segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the three months ended June 30, 2014 and 2015, respectively:

Business segment

	Yen in millions
	For the three months ended June 30
	2014	2015
Net sales to external customers:
Nidec Corporation	¥6,655	¥7,419
Nidec Electronics (Thailand)	15,692	20,015
Nidec Singapore	14,656	15,996
Nidec (H.K.)	18,742	20,153
Nidec Sankyo	26,368	31,985
Nidec Copal	10,033	11,213
Nidec Techno Motor	15,952	16,545
Nidec Motor	46,383	54,734
Nidec Motors & Actuators	40,966	59,459
All Others	44,564	47,798
Total	240,011	285,317
Adjustments*1	177	(276)
Consolidated total	¥240,188	¥285,041

*1 Adjustments are primarily U.S. GAAP adjustments related to the difference between recognition of revenue at the time of shipment and at the time of customer receipt.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2014	2015
Net sales to other operating segments:
Nidec Corporation	¥34,529	¥37,906
Nidec Electronics (Thailand)	11,520	11,511
Nidec Singapore	168	228
Nidec (H.K.)	344	394
Nidec Sankyo	69	71
Nidec Copal	558	1,712
Nidec Techno Motor	1,026	937
Nidec Motor	31	320
Nidec Motors & Actuators	5,029	6,030
All Others	29,845	35,815
Total	83,119	94,924
Intersegment elimination	¥(83,119)	¥(94,924)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2014	2015
Operating income or loss:
Nidec Corporation	¥3,433	¥3,216
Nidec Electronics (Thailand)	3,463	3,544
Nidec Singapore	282	256
Nidec (H.K.)	126	157
Nidec Sankyo	2,664	3,836
Nidec Copal	(263)	781
Nidec Techno Motor	2,314	1,554
Nidec Motor	3,001	4,122
Nidec Motors & Actuators	3,854	5,692
All Others	7,898	8,907
Total	26,772	32,065
Reclassification *1	1,068	1,915
U.S. GAAP adjustments and Others *2	(934)	(210)
Consolidation adjustments mainly related to elimination of intersegment income or loss	844	775
Corporate*3	(2,715)	(3,484)
Consolidated total	¥25,035	¥31,061

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended June 30, 2014 and 2015.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended June 30, 2014 and 2015.

*3 Corporate includes basic research expenses and head office expenses.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

16. Subsequent events:

Exercise of stock acquisition rights of Euro Yen denominated zero coupon convertible bonds (the “Bonds”) due 2015

NIDEC’s treasury stock and issued shares of common stock were delivered from July 1, 2015 to August 7, 2015 upon exercise of the stock acquisition rights of the bonds. (Balance of the outstanding principal amounts of the bonds as of June 30, 2015: ¥13,775 million)

The details of the principal amounts of the exercised bonds, the used treasury stock and the issued shares of common stock are as follows:

1. Total principal amounts of the exercised bonds	¥7,090 million
2. Class of shares	Common stock
3. Total number of the used treasury stock	579 shares
4. Total amount of the used treasury stock	¥6 million
5. Total number of the issued shares of common stock	1,333,877 shares
6. Increase in common stock	¥3,543 million
7. Increase in additional paid-in capital	¥3,543 million